Exhibit 99.21

BRIDGEPORT VENTURES INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting (the “Meeting”) of the shareholders of Bridgeport Ventures Inc. (the “Corporation”) will be held at the offices of Cassels Brock & Blackwell LLP, Suite 2100, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada, M5H 3C2 on Wednesday, the 28th day of September, 2011 at 12:00 p.m. (Toronto time) for the following purposes:

1.	to receive and consider the financial statements of the Corporation for the fiscal year ended April 30, 2011, together with the report of the auditors thereon;

2.	to elect directors;

3.	to appoint auditors and to authorize the directors to fix their remuneration; and

4.	to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

     This notice is accompanied by a form of proxy, the Circular, the audited financial statements of the Corporation for the fiscal year ended April 30, 2011, and a supplemental mailing list form.

     Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

     DATED at Toronto, Canada as of the 22nd day of August, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed)
Shastri Ramnath, President and Chief Executive Officer